SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NUMBER 000-29480

A.	Full title of the plan and address, if different from that of the issuer named below:

HERITAGE FINANCIAL CORPORATION

401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HERITAGE FINANCIAL CORPORATION

201 5TH AVENUE S.W.

OLYMPIA, WASHINGTON 98501-1114

REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust is subject to ERISA and elects to file Plan Financial Statements and Schedules prepared in accordance with the Financial Reporting Statements of ERISA.

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust Financial Statements and Additional Information as of December 31, 2002 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
23	Consent of BDO Seidman
99	Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

BY:	HERITAGE BANK Administrator

BY:	/s/ Donald V. Rhodes
NAME:	Donald V. Rhodes
TITLE:	Chairman

Heritage Financial Corporation 401(k) Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule December 31, 2002

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Contents

Independent Auditors’ Report	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-15

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	16

Independent Auditors’ Report

To the Board of Trustees

Heritage Financial Corporation 401(k)

    Employee Stock Ownership Plan

Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 23, 2003

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31,	2002	2001

Assets
Investments at fair value:
Participant directed:
Mutual funds	$3,318,129	$4,016,938
Heritage Financial Corporation common stock	608,471	336,899
Cash and money funds	2,014,298	1,317,045

	5,940,898	5,670,882

Non-participant directed:
Heritage Financial Corporation common stock	5,746,868	3,519,076
Cash and money funds	29,598	4,739

	5,776,466	3,523,815

Total investments	11,717,364	9,194,697

Receivables:
Employer contributions	433,658	337,412
Participant contributions	25,222	30,219
Accrued interest	1,907	2,204

Total receivables	460,787	369,835

Total assets	12,178,151	9,564,532

Liabilities
Loan payable	1,055,922	1,119,482
Accounts payable and other	12,489	72,348

Total liabilities	1,068,411	1,191,830

Net assets available for benefits	$11,109,740	$8,372,702

See accompanying notes to financial statements.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002	Participant Directed	Non-Participant Directed	Total

Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$(454,381)	$1,844,225	$1,389,844
Interest and dividends	106,824	150,816	257,640

	(347,557)	1,995,041	1,647,484

Contributions:
Participant salary deferrals	547,076	—	547,076
Participant rollovers	34,112	—	34,112
Employer	—	591,538	591,538
ESOP loan payments	—	110,472	110,472
Forfeitures reallocated	(7,418)	7,418	—

	573,770	709,428	1,283,198

Total additions	226,213	2,704,469	2,930,682

Deductions
Benefits paid to participants	305,619	177,325	482,944
Administrative expenses	48,963	19,769	68,732
Interest expense	—	92,718	92,718

Total deductions	354,582	289,812	644,394

Net increase (decrease) before transfers from other plans	(128,369)	2,414,657	2,286,288
Transfers from the Central Valley Bank 401(k) Plan	450,750	—	450,750

Net increase	322,381	2,414,657	2,737,038
Net assets available for benefits, beginning of year	5,645,625	2,727,077	8,372,702

Net assets available for benefits, end of year	$5,968,006	$5,141,734	$11,109,740

See accompanying notes to financial statements.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the KSOP Plan agreement for a more complete description of the Plan’s provisions.

General

Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington. The Company formed the Plan effective October 1, 1999 by combining all the assets of Heritage Bank Money Purchase Pension Plan, the Heritage Bank 401(k) Profit Sharing Plan and the North Pacific Bank Employee Stock Ownership Plan with Heritage Bank Employee Stock Ownership Plan, established July 1, 1993.

Effective March 1999, the Company completed its acquisition of Central Valley Bank. Effective October 1, 2000 the participants of the Central Valley Bank 401(k) Plan were incorporated into the Plan. On March 29, 2002, $450,750 was transferred into the Plan from the trustee of the Central Valley Bank 401(k) Plan.

The Plan is a qualified stock ownership plan with a salary reduction feature. Employees of the Company are generally eligible to participate in the Plan after one year of service, providing they worked at least 1,000 hours during the Plan year and have reached the age of twenty-one. Effective April 1, 2002, the Plan was amended to shorten the service requirement to three months of service, with at least 250 hours worked during the period.

The Plan purchased shares of the Company’s common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of 15 years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock. The lender has no rights against shares once they are allocated under the Plan.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of Plan	Contributions

    (Continued)

Participants may elect to contribute up to the lesser of 10% of their total compensation or $11,000 (in 2002), or a maximum amount that will not cause the Plan to violate the provisions of the Internal Revenue Code. Additionally, participants over age 50 may make catch-up contributions of $1,000 (in 2002).

The Company makes a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company is required to make contributions of 2% of the participant’s eligible compensation. The Company may elect to make discretionary contributions beyond the required 2% contribution. The Company contributed 5.5% of eligible compensation during 2002. Company contributions are made in the form of Heritage Financial Corporation common stock. Participants who do not have at least 1,000 hours of service during the Plan year, or are not employed on the last working day of a Plan year, are generally not eligible for an allocation of Company contributions for that year.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

In relation to the ESOP portion of the Plan, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of Plan	Vesting

    (Continued)

Vesting in the Company’s contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service or upon death, disability or retirement. The vesting schedule applicable to the prior plans merged into the Plan will continue to apply to existing accounts and on an ongoing basis to accounts after October 1, 2000. However, no credit for service prior to July 1, 1993 will be given for any such account.

Investment Options

The Plan is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the Internal Revenue Code (IRC) and Income Tax Regulation 54.4975-11. The Plan’s assets are maintained in funds and Company common stock held in a trust account at U.S. Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among five mutual funds, a money market fund, and Company stock.

Participants can make changes to their deferral amounts and investment options for new deferrals and may reallocate their entire Plan balance at the beginning of each quarter.

Because investments in Company stock are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 20% of his or her 401(k) deferrals into this fund.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

1. Description of Plan	Payment of Benefits

    (Continued)

No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Distributions are made in cash, Heritage Financial Corporation common stock, or both.

Voting and Dividend Rights

No participant shall have any voting of dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Forfeitures

Forfeitures may be used to reduce employer contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $33,397 and $16,320. Forfeitures used to reduce employer contributions during 2002 totaled 20,511.

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably not less than quarterly through payroll deductions. There were no participant loans outstanding at December 31, 2002 and 2001.

Plan Amendment

The Plan was amended in 2002 to comply with regulatory requirements and to clarify certain Plan provisions. The Plan was further amended in 2003 to clarify certain definitions within the Plan agreement.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

2. Summary of Significant	Basis of Accounting

    Accounting Policies

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct contributions into cash equivalents, various mutual funds, and Heritage Financial Corporation common stock and Company contributions are used to purchase Heritage Financial Corporation common stock. The underlying investment securities of these funds are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and the common shares of the Heritage Financial Corporation are valued at quoted market prices. Fair value of the Company common stock is based on the closing price of stock on the NASDAQ National Market System on the last trading day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the specific identification method.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

2. Summary of Significant	Payment of Benefits
Accounting Policies (Continued)
Benefits are recorded when paid. At December 31, 2002 and 2001, assets allocated to withdrawing participants totaled $5,051 and $141,512.

3. Investments	The following presents investments that represent 5% or more of the Plan’s net assets at the end of the year:

December 31,	2002		2001

Heritage Financial Corporation Common Stock	$6,355,338	*	$3,855,975	*
First American Prime Obligation Cash Equivalent	$2,030,873		$1,317,045
Russell Frank Fixed Income I Fund			$470,746
Russell Frank Equity I Fund			$825,806
Russell Frank Equity II Fund			$476,177
Russell Frank International Fund			$813,193
Russell Frank Equity Q Fund			$829,112

*$5,746,868 and $3,519,076 are non-participant directed.

The Plan’s investments appreciated (depreciated) during the year as follows:

Year ended December 31,	2002

Mutual Funds	$(642,869)
Common Stock	2,032,713

$1,389,844

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

3. Investments (Continued)	The Plan’s ESOP investments at year-end are summarized as follows:

December 31,	2002		2001

	Allocated	Unallocated	Allocated	Unallocated

Heritage Financial
Corporation Common Shares:
Number of Shares	139,211	88,901	125,046	106,474
Cost	$ 941,675	$ 601,359	$ 829,409	$ 706,223
Market Value	$2,479,348	$1,583,327	$1,491,797	$1,270,235

At December 31, 2002, 8,817 shares were pending allocation to participants under the Plan. The Plan purchased 924 unallocated shares using cash received from dividends and unallocated shares. During 2002, the Plan sold 924 unallocated shares to reduce the Company’s required Plan loan payments. The Plan purchased 2,808 allocated shares by reinvesting dividends on allocated shares. The Plan sold or distributed 6,216 shares in connection with distributions to participants.

4. Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants in accordance with the Plan.

5. Tax Status

The Plan obtained its latest determination letter on October 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

6. Related Party and Party in Interest Transactions

The Plan’s asset, which consist primarily of shares of Heritage Financial Corporation common stock, Frank Russell mutual funds, and U.S. Bank money market funds, are held by U.S. Bank, the trustee of the Plan. The Company’s contributions are held and managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The trustee also administers the payment of interest and principal on the loan, which is reimbursed to the trustee through contributions determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No officer, employee, or trustee receives compensation from the Plan. Administrative expenses and investment fees are paid by the Plan or the Company.

The Plan paid U.S. Bank $34,190 for services as trustee and asset custodian of the Plan. The Plan paid $34,541 to other service providers that are defined as a Party in Interest under ERISA.

7. Loan Payable

In January 1998, the Plan borrowed $1,323,000 from the Company to purchase shares of the Company’s common stock. The loan matures January 2013 and will be repaid primarily from the Company’s contributions. Interest is stated at a rate of 8.5% per annum. The loan is collateralized by all unallocated shares of the Plan.

The repayment schedule for principal is as follows:

Year ended December 31,

2003	$69,179
2004	75,293
2005	81,949
2006	89,192
2007	97,076
Thereafter	643,233

Total	$1,055,922

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

8. Employer Contributions

Employer contributions to the Plan are invested primarily in common shares of Company stock. In relation to the ESOP version of the KSOP, the Company is obligated to make contributions in cash to the KSOP which, when aggregated with the KSOP’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. The Company met the minimum funding requirements as defined by ERISA in 2002.

9. Reconciliation of Financial Statements to Schedule H of Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

December 31,	2002	2001

Net assets available for benefits per the financial statements	$11,109,740	$8,372,702
Amounts allocated to withdrawing participants	(5,051)	(141,512)

Net assets available for benefits per Schedule H of Form 5500	$11,104,689	$8,231,190

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2002

Benefits paid to participants per the financial statements	$482,944
Less: Amounts allocated to withdrawing participants at end of prior year	(141,512)
Add: Amounts allocated to withdrawing participants at year-end	5,051

Benefits paid to participants per Schedule H of Form 5500	$346,483

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

9. Reconciliation of Financial Statements to Schedule H of Form 5500	The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

    (Continued)

Year ended December 31,	2002

Per financial statements:
Net appreciation in fair value of investments	$1,389,844
Interest and dividends	257,640

$1,647,484

December 31,	2002

Per Schedule H of Form 5500:
Interest	$30,728
Dividends	162,599
Net gain on sale of assets	87,934
Unrealized appreciation of assets	1,950,193
Net investment loss from registered investment companies	(583,970)

$1,647,484

Supplemental Schedule

Heritage Financial Corporation

401(k) Employee Stock Ownership Plan

Schedule of Assets Held for Investment Purposes at End of Year

Form 5500, Schedule H, Line 4(i)

EIN: 91-1618099

Plan Number: 003

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c ) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Participant Directed Investments
	Mutual Funds:
	Frank Russell Fixed Income I Fund, Class I	20,314 shares	$434,482	$446,104
	Frank Russell Fixed Income III Fund, Class I	26,862 shares	270,260	276,409
	Frank Russell Equity I Fund, Class I	24,126 shares	681,264	509,056
	Frank Russell Equity II Fund, Class I	9,777 shares	296,701	254,592
	Frank Russell International Fund, Class I	21,731 shares	721,694	531,757
	Frank Russell Emerging Markets Fund, Class S	15,477 shares	145,781	118,553
	Frank Russell Real Estate Securities Fund, Class S	3,195 shares	84,638	90,193
	Frank Russell Equity Q Fund, Class I	20,633 shares	662,551	509,633
	Fidelity Adv. Mid Cap Fund, Class A	18,587 shares	343,078	287,176
	First American Equity Index Fund, Class 4	12,340 shares	250,771	203,727
	MFS Capital Opportunities, Class A	9,735 shares	115,147	90,929

			4,006,367	3,318,129
*	U.S. Bank – First American Prime Obligation	2,014,298 units	2,014,298	2,014,298
*	Heritage Financial Corporation of Washington	34,253 shares	333,771	608,471

			6,354,436	5,940,898

	Non-Participant Directed Investments
*	Heritage Financial Corporation of Washington	322,588 shares	2,661,680	5,746,868
*	U.S. Bank – First American Prime Obligation	16,575 units	16,575	16,575

*	Other cash and money funds	Cash	13,023	13,023

			2,691,278	5,776,466

			$9,045,714	$11,717,364

* A party-in-interest as defined by ERISA.